October 29, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Dear Sir or Madam,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mondelēz International, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which was filed with the Securities and Exchange Commission on October 29, 2015.

Sincerely,

Mondelēz International, Inc.

By: /s/ Carol J. Ward

Carol J. Ward

Vice President and Corporate Secretary